420 Lexington Avenue : New York, NY 10170 : 800.468.7526

April 16, 2015

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:	Ms. Jennifer Monick, Staff Accountant

Re:	Brixmor Property Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 19, 2015
File No. 1-36160

Brixmor Operating Partnership LP
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 19, 2015
File No. 333-201464-01

Dear Ms. Monick:

This letter sets forth the response of Brixmor Property Group Inc. and Brixmor Operating Partnership LP (collectively, the “Company”) to the comment letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by email on April 13, 2015, relating to the Company’s Form 10-K for the year ended December 31, 2014, filed with the Commission on February 19, 2015. For your convenience, we have set forth each of the Staff’s original comments immediately preceding our response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 35

1.
On pages F-19 and F-20, you disclose that you capitalize personnel costs to real estate under redevelopment and deferred leasing costs. Please tell us the amount of personnel costs you have capitalized. To the extent material, in future periodic filings, please separately quantify and disclose personnel costs capitalized to real estate under redevelopment and deferred leasing costs for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A. To the extent you do not believe these amounts are material, please tell us how you made that determination.

Response

In response to the Staff's comment, in our future periodic filings we will, to the extent material, separately quantify and disclose personnel costs capitalized to real estate under redevelopment and deferred leasing costs for all periods presented and discuss significant fluctuations in capitalized personnel costs for all periods presented within our MD&A. For the years ended December 31, 2014 and 2013, the Company capitalized personnel costs of $5.8 million and $5.2 million, respectively, to real estate under redevelopment and $15.1 million and $13.3 million, respectively, to deferred leasing costs.

Notes to Consolidated Financial Statements, page F-16
16. Commitments and Contingencies, page F-34
Insurance captive, page F-34

2.
In future periodic filings, please disclose a roll forward of your insurance reserves for each year presented. The roll forward should include the amount of incurred claims, any changes in the provision for prior year events, and the amount of payments made. Please provide an example of your proposed disclosure. To the extent you do not believe this disclosure is material, please tell us how you made that determination.

Response

In response to the Staff's comment, in our future annual reports we will disclose a roll forward of the Company’s insurance reserves for each year presented as follows:

	201X	201X

Balance at the Beginning of the year	$ XXX	$ XXX

Incurred related to:
Current year	X	X
Prior years	X	X
Total incurred	X	X

Paid related to:
Current year	X	X
Prior years	X	X
Total paid	X	X

Changes in the provision for prior year events	X	X

Balance at the end of the year	$ XXX	$ XXX

* * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.
* * *
Should you have any questions or require further clarification with regard to our responses, please feel free to contact me directly at (646) 344-8700.

Very truly yours,

/s/Michael V. Pappagallo
Michael V. Pappagallo
President and Chief Financial Officer

cc:	Hogan Lovells US LLP
Michael McTiernan

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